NO ACT

DC
PE
1-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041740

Received SEC

MAR 10 2008

Washington, DC 20549

March 10, 2008

Ernest S. DeLaney III
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2008

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2008

Dear Mr. DeLaney:

This is in response to your letters dated January 24, 2008 and January 29, 2008 concerning the shareholder proposal submitted to Lowe's by John Chevedden. We also have received letters from the proponent dated January 24, 2008 and February 5, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Requesting Adoption of Simple Majority Vote Requirements

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting (the "2008 Annual Meeting"). The Proposal was submitted to the Company by John Chevedden (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2008 Annual Meeting. If the Commission's staff is unable to concur with the Company's view that the Proposal should be excluded in its entirety under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals, then the Company requests the Commission's staff's permission to modify the Proponent's supporting statement to remove the false and misleading statement contained therein.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED, Shareholders urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption."

A copy of the complete Proposal is attached hereto as <u>Exhibit A</u>.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(9) permits an issuer to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Proposal, which calls for the elimination of *all* supermajority vote requirements in the Company's Charter and Bylaws, directly conflicts with the Company's proposal to remove some, but not all, of the supermajority vote requirements in the Charter. The Company's shareholders would be confused if presented with both proposals. Additionally, an affirmative vote on both proposals would result in exactly the kind of inconsistent and ambiguous result that Rule 14a-8(i)(9) was designed to prevent.

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal contains a statement that the Company believes it has demonstrated objectively is materially false and misleading. If the Commission's staff is unable to concur with the Company's view that the Proposal should be excluded in its entirely under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals, then the Company requests the Commission's staff's permission to modify the Proponent's supporting statement to remove the false and misleading statement included therein.

I. The Proposal is excludible because it directly conflicts with one of the Company's proposals to be submitted to shareholders.

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2008 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission's staff has stated that conflicting proposals need not be "identical in scope or focus for the Rule 14a-8(i)(9) exclusion to be available." See Release No. 34-40018 (May 21, 1998). The purpose of the exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in [its] Charter and By-laws." The Company has only four supermajority voting provisions, all contained in Articles 8 and 9 of its Restated Charter: (1) a requirement for a seventy percent (70%) vote of shares outstanding for removal of directors (Article 8); (2) a requirement for a seventy percent (70%) vote of shares outstanding to amend, alter or repeal Article 8; (3) a requirement for a seventy percent (70%) vote of shares outstanding on certain business combinations (Article 9); and (4) a requirement for a seventy percent (70%) vote of shares outstanding to amend, alter or repeal Article 9. The Board of Directors has adopted amendments to the Company's Restated Charter to declassify the Company's Board of Directors and remove the two supermajority vote requirements contained in Article 8 (the "Amendments"). The Board of Directors will submit the Amendments to the Company's shareholders at the 2008 Annual Meeting with a recommendation that the shareholders vote in favor of the Amendments. Thus, the Amendments, which call for the removal of *only* the two supermajority vote requirements contained in

Article 8, directly conflict with the Proposal's request to eliminate *all* supermajority vote requirements in the Company's Charter and Bylaws.

The Commission's staff has consistently taken the position that when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). For example, in *AT&T Inc.* (February 23, 2007), the Commission's staff concurred in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements. See also *Halliburton Company* (March 10, 2006). Similarly, in *AOL Time Warner Inc.* (March 3, 2003), the Commission's staff concurred in the exclusion of a proposal requesting that the board of directors adopt a policy prohibiting future stock option grants to senior executives because it conflicted with a company proposal to approve a stock option plan that permitted the granting of stock options to *all* employees, including senior executives. See also *H.J. Heinz Company* (April 23, 2007) (allowing exclusion of a proposal requesting that the board adopt simple majority vote requirements as in conflict with the company's proposal to amend its articles of incorporation and bylaws to reduce supermajority vote provisions from eighty percent (80%) to sixty percent (60%)); and *Gyrodyne Company of America, Inc.* (October 31, 2005) (permitting exclusion of a proposal requesting the calling of special meetings by holders of at least fifteen percent (15%) of the shares eligible to vote at that meeting as conflicting with the company's proposal requiring a thirty percent (30%) vote for calling such meetings).

The facts in the present case are analogous to those in *AT&T and AOL Time Warner*. The Proposal, which calls for the elimination of *all* supermajority vote requirements in the Company's Charter and Bylaws, is in direct conflict with the Amendments which propose to eliminate only the two supermajority vote requirements contained in Article 8 of the Company's Restated Charter. The conflict would confuse the Company's shareholders if they were presented with both proposals in the Company's 2008 Proxy Statement. Specifically, the presence of two proposals dealing with the same subject matter may cause shareholders to (i) not vote on either proposal or (ii) to vote in favor (or against) both proposals, thereby increasing the likelihood of inconsistent vote results. An affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate for the Company's Board of Directors. This is exactly the kind of result that Rule 14a-8(i)(9) was designed to prevent.

Additional examples of the Commission's long-standing policy to allow the exclusion of proposals under Rule 14a-8(i)(9), or its predecessor, when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders follow: *Croghan Bancshares, Inc.* (March 13, 2002) (proposal requiring that directors be excluded from participation in the company's stock options and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors); *First Niagara Financial Group, Inc.* (March 7, 2002) (proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new plan that specifically permitted the granting of stock options to officers and directors); *Osteotech, Inc.* (April 24, 2000) (proposal requesting discontinuance of stock option grants to executive officers and directors excludable because it conflicted with company proposal to adopt a new option plan that granted broad discretion to committee to determine the identity of recipients of stock option awards); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal requesting officers and directors consider the discontinuance of all stock options and other awards for top management excludable because it conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *The Gabelli Equity Trust* (March 15, 1993) (proposal requesting that directors obtain shareholder consent before making each future rights offering because it conflicted with company proposal seeking shareholder approval of all future rights offerings); and *Fitchburg Gas and Electric Light Co.* (July 30, 1991) (proposal seeking a vote against a merger agreement conflicted with a company proposal seeking shareholder approval of the same merger agreement).

When the Commission's staff has denied exclusion to shareholder proposals under Rule 14a-8(i)(9), it has been in situations where a favorable vote on a shareholder's proposal would not be inconsistent with a favorable vote on a company-sponsored proposal (i.e., where the alternatives proposed by the shareholder proposal and the company-sponsored proposal can co-exist if both are approved by shareholders). For instance, in *Whole Foods Market, Inc.* (December 14, 2005), the shareholder proposal requested that the board of directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." Whole Foods' board of directors approved a proposal to eliminate the supermajority voting requirements in its articles of incorporation. In addition to arguments regarding conflicts with respect to the action being requested by and the scope of the shareholder proposal, Whole Foods argued that the shareholder proposal directly conflicted with its proposal because its proposal referred to a majority vote of the outstanding shares and this conflicted with the shareholder proposal's lack of specificity on whether it was referring to (i) outstanding shares, (ii) shares represented at the meeting, (iii) shares voting on a particular matter or (iv) some other calculation. The Commission, however, rejected Whole Foods' arguments and denied its no-action request. See also *Alaska Air Group, Inc.* (March 13, 2001).

Unlike *Whole Foods*, if both the Proposal and the Amendments were approved by shareholders, it would yield conflicting mandates, and it would be impossible to implement both -- elimination of all supermajority majority vote requirements under the Proposal would prevent implementation of the Amendments which provide for removing the supermajority vote requirements in Article 8, but retaining the supermajority vote requirements in Article 9. Accordingly, the Proposal directly conflicts with the Amendments and, as a result, is excludible under Rule 14a-8(i)(9).

II. The Proposal violates the Commission's proxy rules because the supporting statement includes a statement that the Company has demonstrated objectively is materially false and misleading.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004), the Commission's staff noted that "... rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole." The Commission's staff also noted that "there continue to be certain situations where we believe modification of or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination." One of the four circumstances identified in Staff Legal Bulletin No. 14B as being appropriate for a company to rely on Rule 14a-8(i)(3) to exclude or modify statements in a proposal is if "the company demonstrates objectively that a factual statement is materially false and misleading."

In the supporting statement for the Proposal, the Proponent states that *"two directors owed [sic] zero stock: Mr. Ingram [and] Mr. Johnson."* The Company believes that statement is materially false and misleading and may be excluded. If included in the supporting statement, it would lead the Company's shareholders to believe that no identity of interest exists between these two directors and the Company's shareholders. Furthermore, it would lead the shareholders to believe that these two directors are not in compliance with the Company's Corporate Governance Guideline that addresses Non-Management Director Stock Ownership.

Both Mr. Ingram and Mr. Johnson own 10,516 deferred stock units ("DSU's"). Each DSU represents the right to receive one share of Lowe's common stock, but only upon termination of their service as directors of the Company. They may not transfer their DSU's while serving as a director. Hence the value of the shares of Lowe's common stock underlying their DSU's will depend upon the Company's performance during their respective tenures as a director of the Company. Ownership of DSU's is the economic equivalent of outright ownership of shares of the Company's common stock, but with a padlock on them as long as they are serving as directors of the Company.

The Company's Board of Directors has adopted a Corporate Governance Guideline that addresses Non-Management Director Stock Ownership. That Guideline, which specifically recognizes that the ownership of DSU's provides identity of interests between directors and shareholders and is the equivalent of outright ownership of common stock, is set forth in full below.

> **"14. Non-Management Director Stock Ownership**
>
> The Board believes that Director stock ownership is a hallmark of enlightened corporate governance and provides greater identity of interests between Directors and shareholders. The compensation plan adopted by the Board for Non-Management Directors adheres to this principle by providing one-half of such Director's compensation in Deferred Stock Units, which are held in a deferral account during the term of such Director's service, and are payable in common stock of the Company to such Director only upon his/her termination as a Director (or to the Director's estate if the Director should die while serving on the Board)."

In addition to his DSU's, Mr. Ingram holds vested options to purchase 32,000 shares of the Company's common stock. The value of those options to Mr. Ingram will also depend upon the Company's performance during his tenure as a director. Mr. Ingram has also elected to defer receipt of his annual cash retainer and have the deferred amount credited to a bookkeeping account the value of which is adjusted up or down based on the market value of Lowe's common stock. This deferral election is the same economically as ownership of shares of Lowe's common stock and further provides a strong identity of interest between Mr. Ingram and the Company's shareholders.

On January 14, 2008, this firm sent a letter on behalf of the Company to the Proponent requesting that he delete this materially false and misleading statement from his supporting statement for the Proposal. A copy of that letter is attached. The Proponent responded by sending an email message to the Company's General

Counsel on January 15, 2008 that reads as follows: "I received a letter regarding stock ownership text in a rule 14a-8 proposal. I do not believe that the points in the letter apply because the proposal text does not delve into DSUs or options."

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2008 Annual Meeting.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

If the Commission's staff is unable to concur with the Company's view that the Proposal should be excluded in its entirety under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals, then the Company requests the Commission's staff's permission to modify the Proponent's supporting statement to remove the false and misleading statement contained therein.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosures

Exhibit A

[LOW: Rule 14a-8 Proposal, November 28, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Adoption of this proposal will facilitate the adoption of annual election of each director which won 72%-support at our 2007 annual meeting. The Council of Institutional Investors recommends the adoption of shareholder proposals upon receiving their first majority vote.

Currently a 1%-minority can frustrate the will of our 69%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- We did not have an Independent Board Chairman or even a Lead Director.
- Two directors served on 6 boards each – Over-commitment concern.
  Mr. Ingram
  Mr. Browning
- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- We would have to marshal a 70% shareholder vote to make certain key governance improvements – Entrenchment concern.
- A 70%-vote was required to remove a director for cause.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
- Thus future shareholder proposals on the above topics could obtain significant support.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.
- Our full board met only 6-times in a year.

Additionally:

- Two directors owed zero stock:
  Mr. Ingram
  Mr. Johnson
- Mr. Ingram was also designated as "Accelerated Vesting" director by The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm, due to his involvement with a board that sped up stock option vesting to avoid recognizing the related cost.
- Four of our directors also served on boards rated D by the Corporate Library:

1) Mr. Browning	Wachovia (WB)
	Acuity Brands (AYI)
2) Mr. Ingram	Wachovia (WB)
	Valeant Pharmaceuticals (VRX)
3) Mr. Page	PACCAR (PCAR)
4) Mr. Sloan	Bank of America (BAC)
	Highwoods Properties (HIW)

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Robert A. Niblock
Chairman
Lowe's Companies, Inc. (LOW)
1000 Lowe's Blvd
Mooresville, NC 28117
Phone: 704 758-1000
Fax: 336 658-4766

Rule 14a-8 Proposal

Dear Mr. Niblock,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 28, 2007
Date

cc: Gaither Keener
Corporate Secretary
PH: 704-758-2250
FX: 704-757-0598

Moore&VanAllen

Dumont Clarke
Attorney at Law

T 704 331 1051
F 704 378 2051
dumontclarke@mvalaw.com

Moore & Van Allen PLLC

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

January 14, 2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach CA 90278

Re: Lowe's Companies, Inc./Simple Majority Vote Proposal

Dear Mr. Chevedden :

I am writing on behalf of Lowe's Companies, Inc. (the "Company") in reference to the "simple majority vote" proposal (the "Proposal") you submitted to the Company for inclusion in the proxy statement for the 2008 annual meeting of the Company's shareholders. In your supporting statement for the Proposal, you state that *"two directors owed [sic] zero stock: Mr. Ingram [and] Mr. Johnson."* The Company believes your statement would be misleading to the Company's shareholders. I am writing to ask you to delete the statement entirely.

Both Mr. Ingram and Mr. Johnson own 10, 516 deferred stock units ("DSU's"). Each DSU represents the right to receive one share of Lowe's common stock, but only upon termination of their service as directors of the Company. They may not transfer their DSU's while serving as a director. Hence the value of the shares of Lowe's common stock underlying their DSU's will depend upon the Company's performance during their respective tenures as a director of the Company. Ownership of DSU's is the economic equivalent of outright ownership of shares of the Company's common stock, but with a padlock on them as long as they are serving as directors of the Company.

The Company's Board of Directors has adopted a Corporate Governance Guideline that addresses Non-Management Director Stock Ownership. That Guideline, which specifically recognizes that the ownership of DSU's provides greater identity of interests between directors and shareholders and is the equivalent of outright ownership of common stock, is posted on the Company's website and is set forth in full below.

> **14. Non-Management Director Stock Ownership**
>
> The Board believes that Director stock ownership is a hallmark of enlightened corporate governance and provides greater identity of interests between Directors and shareholders. The compensation plan adopted by the Board for Non-Management Directors adheres to this principle by providing one-half of such Director's compensation in Deferred Stock Units, which are held in a deferral account during the term of such Director's service, and are payable in common stock of the Company to such Director only upon his/her termination as a Director (or to the Director's estate if the Director should die while serving on the Board).

In addition to his DSU's, Mr. Ingram holds vested options to purchase 32,000 shares of the Company's common stock. The value of those options to Mr. Ingram will also depend upon the Company's performance during his tenure as a director. Mr. Ingram has also elected to defer receipt of his annual cash retainer and

John Chevedden
January 14, 2008
Page 2

have the deferred amount credited to a bookkeeping account the value of which is adjusted up or down based on the market value of Lowe's common stock. This deferral election further provides an identity of interest between Mr. Ingram and the Company's shareholders.

Please confirm your agreement to allow the Company to delete this misleading statement from the Proposal by signing and returning the enclosed copy of this letter in the postage pre-paid envelope included. If you have any questions or comments, please contact me by telephone.

Sincerely,

Moore & Van Allen, PLLC

Dumont Clarke

DC/jkl
cc: Gaither M. Keener

Accepted and agreed to:

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Lowe's Companies, Inc. (LOW)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds to the company January 24, 2008 no action request regarding the following rule 14a-8 resolution:

> RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Without any supporting documentation the company said it will ask shareholders at the 2008 annual meeting to approve changing 50% of the current supermajority voting provisions to simple majority.

In other words this rule 14a-8 resolution asks for a 100% transition to simple majority voting and the 50% proposed by the company is an option in the same direction as the rule 14a-8 resolution. Thus there is no conflict. It is a simple matter for shareholders to decide – either 50% or 100% – and both proposals are focused in the same direction.

The company cited a number of purported precedents, yet they mostly involve stock options that are unrelated to the subject of this proposal. The company does acknowledge precedents favorable to this resolution – Whole Foods Market, Inc. (December 14, 2005) and Alaska Air Group, Inc. (March 13, 2001) – both of which concern simple majority voting.

This is the Staff Reply Letter in Whole Foods (bold added):

[STAFF REPLY LETTER]

December 14, 2005

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Whole Foods Market, Inc. Incoming letter dated October 31, 2005

The proposal recommends that the board take each step necessary for a **simple**

majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that Whole Foods Market may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Whole Foods Market may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

/s/

Mary Beth Breslin

Special Counsel

This is the Staff Reply Letter in Alaska Air (bold added):

[STAFF REPLY LETTER]

March 13, 2001

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: Alaska Air Group, Inc.

Incoming letter dated January 10, 2001

The proposal relates to reinstating **simple majority voting**.

We are unable to concur in your view that Alaska Air Group may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Alaska Air Group may exclude the proposal under rule 14a-8(i)(1).

We are unable to concur in your view that Alaska Air Group may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Alaska Air Group may exclude the proposal under rule 14a-8(i)(2).

We are unable to concur in your view that Alaska Air Group may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

— recast the headings that begin "Adopt resolution..." and end "...simple-majority vote" and the sentence that begins "This includes..." and ends "...separate proposal" to accurately reflect that the proposal is a recommendation;

— provide factual support for the sentence that begins "Professionally-managed funds..." and ends "...the stock" by specifically identifying the professionally-managed funds;

— provide factual support for the sentence that begins "Institutional shareholders..." and ends "... governance/management" by specifically identifying the institutional investors;

— delete the discussion that begins "The following..." and ends "... no cumulative voting"; and

— delete the phrases that begin "No confidential voting..." and end "...their vote."

Accordingly, unless the proponent provides Alaska Air Group with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air Group omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

There appears to be some basis for your view that Alaska Air Group may exclude the phrase that begins "to the proponent..." and ends "...Redondo Beach, Calif." under rule 14a-8(1). Accordingly, it is our view that Alaska Air Group may omit this phrase from the supporting statement under rule 14a-8(1).

Sincerely,

Michael D.V. Coco

Attorney-Advisor

Thus Whole Foods and Alaska Air each had two simple majority voting proposals on their annual proxies.

According to The Corporate Library accessed today at
http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=13756
both Mr. Ingram and Mr. Johnson have zeros in the "Shares Held" column. The resolution does not address DSUs.

The company's attempt to exclude this resolution potentially puts the shareholders in the position of having to address this very topic again in a 2009 rule 14a-8 resolution and having had wasted a whole year to express their view on the degree to which they approve of this topic.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Gaither Keener <gaither.m.keener@lowes.com>

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.
Supplemental Letter - Exclusion of Shareholder Proposal Requesting Adoption of Simple Majority Vote Requirements**

Ladies and Gentlemen:

This letter supplements the request we submitted on behalf of our client, Lowe's Companies, Inc. (the "Company"), that the Division of Corporation Finance (the "Division") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes from its proxy materials for its upcoming annual shareholders meeting (the "2008 Annual Meeting") the shareholder proposal (the "Proposal") submitted to the Company by John Chevedden (the "Proponent"). The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in [its] Charter and By-laws." We submitted our letter to the Division on the Company's behalf on January 24, 2008 (the "Company's Request"). On January 25, 2008, the Proponent submitted to the Division an e-mail message response to the Company's Request.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

In the Company's Request, a copy of which is attached hereto as <u>Exhibit A</u>, we informed the Commission's staff of the Company's intention to exclude the Proposal pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2008 Annual Meeting. Specifically, we indicated that the Company's Board of Directors has adopted amendments to the Company's Restated Charter to declassify the Company's Board of Directors and remove the two supermajority vote requirements contained in Article 8 of the Company's Restated Charter, but not the supermajority vote requirements contained in Article 9 (the "Amendments"). We are writing to provide the Commission's staff supplementally with a copy of the Amendments as adopted by the Company's Board of Directors. Attached hereto as <u>Exhibit B</u> is a complete copy of the Amendments. As stated in the Company's Request, the Board of Directors will submit the Amendments to the Company's shareholders at the 2008 Annual Meeting with a recommendation by the Board of Directors that the shareholders vote in favor of the Amendments.

Research Triangle, NC
Charleston, SC

Response to Proponent's Position on Company No-Action Request

In his January 25, 2008 e-mail message response to the Company's Request, the Proponent asserts that there is no conflict between the Proposal and the Amendments because "both proposals are focused in the same direction." That assertion is overly simplistic and not factually correct. The Proposal would eliminate all supermajority vote requirements in the Company's Restated Charter. The Amendments, on the other hand, would eliminate some but not all of the supermajority vote requirements in the Company's Restated Charter. This conflict would confuse shareholders if they were presented with both proposals in the Company's proxy statement. Moreover, an affirmative vote on both proposals would result in an inconsistent mandate for the Company's Board of Directors, as the Board would not know whether the shareholders wanted the Board to eliminate only some -- or all of the supermajority vote requirements in the Company's Restated Charter. This is exactly the kind of ambiguous result that Rule 14a-8(i)(9) was designed to prevent.

As noted in the Company's Response, the Commission's staff has a long-standing policy of allowing the exclusion of proposals under Rule 14a-8(i)(9) when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results. See, *e.g.*, *H.J. Heinz Company* (April 23, 2007); *AT&T Inc.* (February 23, 2007); *Halliburton Company* (March 10, 2006); *Gyrodyne Company of America, Inc.* (October 31, 2005); and *AOL Time Warner Inc.* (March 3, 2003). This is the same situation that exists in this case because it would be impossible for the Company's Board of Directors to implement both proposals -- elimination of all supermajority vote requirements under the Proposal would prevent implementation of the Amendments which provide for removing the supermajority vote requirements in Article 8, but retaining the supermajority vote requirements in Article 9. Therefore, the mere fact that both the Proposal and the Amendments relate to the issue of eliminating supermajority vote requirements in the Company's Restated Charter does not, as the Proponent asserts, eliminate the possibility of a conflict. We submit that the Company has in this instance met its burden of establishing that the Proposal directly conflicts with the Amendments.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

ESD/krh
Enclosure

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Requesting Adoption of Simple Majority Vote Requirements

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting (the "2008 Annual Meeting"). The Proposal was submitted to the Company by John Chevedden (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2008 Annual Meeting. If the Commission's staff is unable to concur with the Company's view that the Proposal should be excluded in its entirety under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals, then the Company requests the Commission's staff's permission to modify the Proponent's supporting statement to remove the false and misleading statement contained therein.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED, Shareholders urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may

Research Triangle, NC
Charleston, SC

exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(9) permits an issuer to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Proposal, which calls for the elimination of *all* supermajority vote requirements in the Company's Charter and Bylaws, directly conflicts with the Company's proposal to remove some, but not all, of the supermajority vote requirements in the Charter. The Company's shareholders would be confused if presented with both proposals. Additionally, an affirmative vote on both proposals would result in exactly the kind of inconsistent and ambiguous result that Rule 14a-8(i)(9) was designed to prevent.

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal contains a statement that the Company believes it has demonstrated objectively is materially false and misleading. If the Commission's staff is unable to concur with the Company's view that the Proposal should be excluded in its entirely under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals, then the Company requests the Commission's staff's permission to modify the Proponent's supporting statement to remove the false and misleading statement included therein.

I. The Proposal is excludible because it directly conflicts with one of the Company's proposals to be submitted to shareholders.

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2008 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission's staff has stated that conflicting proposals need not be "identical in scope or focus for the Rule 14a-8(i)(9) exclusion to be available." See Release No. 34-40018 (May 21, 1998). The purpose of the exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in [its] Charter and By-laws." The Company has only four supermajority voting provisions, all contained in Articles 8 and 9 of its Restated Charter: (1) a requirement for a seventy percent (70%) vote of shares outstanding for removal of directors (Article 8); (2) a requirement for a seventy percent (70%) vote of shares outstanding to amend, alter or repeal Article 8; (3) a requirement for a seventy percent (70%) vote of shares outstanding on certain business combinations (Article 9); and (4) a requirement for a seventy percent (70%) vote of shares outstanding to amend, alter or repeal Article 9. The Board of Directors has adopted amendments to the Company's Restated Charter to declassify the Company's Board of Directors and remove the two supermajority vote requirements contained in Article 8 (the "Amendments"). The Board of Directors will submit the Amendments to the Company's shareholders at the 2008 Annual Meeting with a recommendation that the shareholders vote in favor of the Amendments. Thus, the Amendments, which call for the removal of *only* the two supermajority vote requirements contained in

Article 8, directly conflict with the Proposal's request to eliminate *all* supermajority vote requirements in the Company's Charter and Bylaws.

The Commission's staff has consistently taken the position that when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). For example, in *AT&T Inc.* (February 23, 2007), the Commission's staff concurred in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements. See also *Halliburton Company* (March 10, 2006). Similarly, in *AOL Time Warner Inc.* (March 3, 2003), the Commission's staff concurred in the exclusion of a proposal requesting that the board of directors adopt a policy prohibiting future stock option grants to senior executives because it conflicted with a company proposal to approve a stock option plan that permitted the granting of stock options to *all* employees, including senior executives. See also *H.J. Heinz Company* (April 23, 2007) (allowing exclusion of a proposal requesting that the board adopt simple majority vote requirements as in conflict with the company's proposal to amend its articles of incorporation and bylaws to reduce supermajority vote provisions from eighty percent (80%) to sixty percent (60%)); and *Gyrodyne Company of America, Inc.* (October 31, 2005) (permitting exclusion of a proposal requesting the calling of special meetings by holders of at least fifteen percent (15%) of the shares eligible to vote at that meeting as conflicting with the company's proposal requiring a thirty percent (30%) vote for calling such meetings).

The facts in the present case are analogous to those in *AT&T and AOL Time Warner*. The Proposal, which calls for the elimination of *all* supermajority vote requirements in the Company's Charter and Bylaws, is in direct conflict with the Amendments which propose to eliminate only the two supermajority vote requirements contained in Article 8 of the Company's Restated Charter. The conflict would confuse the Company's shareholders if they were presented with both proposals in the Company's 2008 Proxy Statement. Specifically, the presence of two proposals dealing with the same subject matter may cause shareholders to (i) not vote on either proposal or (ii) to vote in favor (or against) both proposals, thereby increasing the likelihood of inconsistent vote results. An affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate for the Company's Board of Directors. This is exactly the kind of result that Rule 14a-8(i)(9) was designed to prevent.

Additional examples of the Commission's long-standing policy to allow the exclusion of proposals under Rule 14a-8(i)(9), or its predecessor, when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders follow: *Croghan Bancshares, Inc.* (March 13, 2002) (proposal requiring that directors be excluded from participation in the company's stock options and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors); *First Niagara Financial Group, Inc.* (March 7, 2002) (proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new plan that specifically permitted the granting of stock options to officers and directors); *Osteotech, Inc.* (April 24, 2000) (proposal requesting discontinuance of stock option grants to executive officers and directors excludable because it conflicted with company proposal to adopt a new option plan that granted broad discretion to committee to determine the identity of recipients of stock option awards); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal requesting officers and directors consider the discontinuance of all stock options and other awards for top management excludable because it conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *The Gabelli Equity Trust* (March 15, 1993) (proposal requesting that directors obtain shareholder consent before making each future rights offering because it conflicted with company proposal seeking shareholder approval of all future rights offerings); and *Fitchburg Gas and Electric Light Co.* (July 30, 1991) (proposal seeking a vote against a merger agreement conflicted with a company proposal seeking shareholder approval of the same merger agreement).

When the Commission's staff has denied exclusion to shareholder proposals under Rule 14a-8(i)(9), it has been in situations where a favorable vote on a shareholder's proposal would not be inconsistent with a favorable vote on a company-sponsored proposal (i.e., where the alternatives proposed by the shareholder proposal and the company-sponsored proposal can co-exist if both are approved by shareholders). For instance, in *Whole Foods Market, Inc.* (December 14, 2005), the shareholder proposal requested that the board of directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." Whole Foods' board of directors approved a proposal to eliminate the supermajority voting requirements in its articles of incorporation. In addition to arguments regarding conflicts with respect to the action being requested by and the scope of the shareholder proposal, Whole Foods argued that the shareholder proposal directly conflicted with its proposal because its proposal referred to a majority vote of the outstanding shares and this conflicted with the shareholder proposal's lack of specificity on whether it was referring to (i) outstanding shares, (ii) shares represented at the meeting, (iii) shares voting on a particular matter or (iv) some other calculation. The Commission, however, rejected Whole Foods' arguments and denied its no-action request. See also *Alaska Air Group, Inc.* (March 13, 2001).

Unlike *Whole Foods*, if both the Proposal and the Amendments were approved by shareholders, it would yield conflicting mandates, and it would be impossible to implement both -- elimination of all supermajority majority vote requirements under the Proposal would prevent implementation of the Amendments which provide for removing the supermajority vote requirements in Article 8, but retaining the supermajority vote requirements in Article 9. Accordingly, the Proposal directly conflicts with the Amendments and, as a result, is excludible under Rule 14a-8(i)(9).

II. The Proposal violates the Commission's proxy rules because the supporting statement includes a statement that the Company has demonstrated objectively is materially false and misleading.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004), the Commission's staff noted that "... rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole." The Commission's staff also noted that "there continue to be certain situations where we believe modification of or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination." One of the four circumstances identified in Staff Legal Bulletin No. 14B as being appropriate for a company to rely on Rule 14a-8(i)(3) to exclude or modify statements in a proposal is if "the company demonstrates objectively that a factual statement is materially false and misleading."

In the supporting statement for the Proposal, the Proponent states that *"two directors owed [sic] zero stock: Mr. Ingram [and] Mr. Johnson."* The Company believes that statement is materially false and misleading and may be excluded. If included in the supporting statement, it would lead the Company's shareholders to believe that no identity of interest exists between these two directors and the Company's shareholders. Furthermore, it would lead the shareholders to believe that these two directors are not in compliance with the Company's Corporate Governance Guideline that addresses Non-Management Director Stock Ownership.

Both Mr. Ingram and Mr. Johnson own 10,516 deferred stock units ("DSU's"). Each DSU represents the right to receive one share of Lowe's common stock, but only upon termination of their service as directors of the Company. They may not transfer their DSU's while serving as a director. Hence the value of the shares of Lowe's common stock underlying their DSU's will depend upon the Company's performance during their respective tenures as a director of the Company. Ownership of DSU's is the economic equivalent of outright ownership of shares of the Company's common stock, but with a padlock on them as long as they are serving as directors of the Company.

The Company's Board of Directors has adopted a Corporate Governance Guideline that addresses Non-Management Director Stock Ownership. That Guideline, which specifically recognizes that the ownership of DSU's provides identity of interests between directors and shareholders and is the equivalent of outright ownership of common stock, is set forth in full below.

> **"14. Non-Management Director Stock Ownership**
>
> The Board believes that Director stock ownership is a hallmark of enlightened corporate governance and provides greater identity of interests between Directors and shareholders. The compensation plan adopted by the Board for Non-Management Directors adheres to this principle by providing one-half of such Director's compensation in Deferred Stock Units, which are held in a deferral account during the term of such Director's service, and are payable in common stock of the Company to such Director only upon his/her termination as a Director (or to the Director's estate if the Director should die while serving on the Board)."

In addition to his DSU's, Mr. Ingram holds vested options to purchase 32,000 shares of the Company's common stock. The value of those options to Mr. Ingram will also depend upon the Company's performance during his tenure as a director. Mr. Ingram has also elected to defer receipt of his annual cash retainer and have the deferred amount credited to a bookkeeping account the value of which is adjusted up or down based on the market value of Lowe's common stock. This deferral election is the same economically as ownership of shares of Lowe's common stock and further provides a strong identity of interest between Mr. Ingram and the Company's shareholders.

On January 14, 2008, this firm sent a letter on behalf of the Company to the Proponent requesting that he delete this materially false and misleading statement from his supporting statement for the Proposal. A copy of that letter is attached. The Proponent responded by sending an email message to the Company's General

Counsel on January 15, 2008 that reads as follows: "I received a letter regarding stock ownership text in a rule 14a-8 proposal. I do not believe that the points in the letter apply because the proposal text does not delve into DSUs or options."

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2008 Annual Meeting.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

If the Commission's staff is unable to concur with the Company's view that the Proposal should be excluded in its entirety under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals, then the Company requests the Commission's staff's permission to modify the Proponent's supporting statement to remove the false and misleading statement contained therein.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosures

Exhibit B

Amendments to Lowe's Restated Charter adopted by Board of Directors and to be submitted to shareholders at the 2008 Annual Meeting with recommendation of Board for approval

8. Board of Directors.

(a) Number, Election and Term of Directors. The Board of Directors of the Corporation shall consist of three or more individuals with the exact number to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the Directors then in office. ~~The Board of Directors shall be divided into three classes, Class I, Class II, and Class III, as nearly equal in number as possible, and with the term of each class expiring at the third annual shareholders meeting after its members are elected. At each Annual Meeting of Shareholders, the successors to the class of Directors whose term shall then expire shall be identified as being of the same class as the Directors they succeed and elected to hold office for a term expiring at the third succeeding Annual Meeting of Shareholders.~~ Each Director who is serving as a Director immediately following the 2008 Annual Meeting of Shareholders, or is thereafter elected a Director, shall hold office until the expiration of the term for which he or she has been elected, and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification, or removal from office. At the 2009 Annual Meeting of Shareholders, the successors of the class of Directors whose terms expire at that meeting shall be elected for a two-year term expiring at the 2011 Annual Meeting of Shareholders. At the 2010 Annual Meeting of Shareholders, the successors of the class of Directors whose terms expire at that meeting shall be elected for a one-year term expiring at the 2011 Annual Meeting of Shareholders. At the 2011 Annual Meeting of Shareholders, and at each Annual Meeting of Shareholders thereafter, all Directors shall be elected for terms expiring at the next Annual Meeting of Shareholders. Continuing until after the Annual Meeting of Shareholders in 2010, whenever the Board of Directors changes the number of Directors of the Corporation, any newly-created Directorships or any decrease in the number of Directorships shall be so apportioned to or among the classes of Directors as to make all classes as nearly equal in number as possible.

(b) Standard for Election of Directors by Shareholders. Except as shall be otherwise permitted or authorized by these Articles of Incorporation, Directors are elected by the affirmative vote, at a meeting at which a quorum is present, of a majority of the Voting Shares voted at the meeting in person or by proxy (including those shares in respect of which votes are "withheld" pursuant to Rule 14a-4(b)(2) of the proxy solicitation rules and regulations promulgated under the Securities Exchange Act of 1934, as amended), unless the number of nominees exceeds the number of Directors to be elected, in which case, Directors are elected by a plurality of the votes cast by the Voting Shares entitled to vote in the election at a meeting at which a quorum is present. In the event that a Director nominee fails to receive a majority of the Voting Shares voted in an election where the number of nominees equals the number of Directors to be elected, the Board of Directors may decrease the number of Directors, fill any vacancy, or take other appropriate action.

(c) Newly-Created Directorships and Vacancies. Subject to the rights of the holders of Preferred Stock then outstanding, any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of the majority of the remaining Directors, though less than a quorum of the Board of Directors, and, continuing until after the 2010 Annual Meeting of Shareholders, the Directors so chosen shall hold office for a term expiring at the Annual Meeting of Shareholders at which the term of the class to which they have been elected expires, subject to any requirement that they be elected by the shareholders at the Annual Meeting of Shareholders next following their election by the Board of Directors. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

~~(d) Removal of Directors. Subject to the rights of the holders of Preferred Stock then outstanding, any Director may be removed, with or without cause, only by the affirmative vote of the holders of at least 70% of the outstanding Voting Shares.~~

~~(e) Amendment or Repeal. The provisions of this Article shall not be amended or repealed, nor shall any provision of this Charter be adopted that is inconsistent with this Article, unless such action shall have been approved by the affirmative vote of either:~~

~~(i) the holders of at least 70% of the outstanding Voting Shares; or~~

~~(ii) a majority of those Directors who are Disinterested Directors and the holders of the requisite number of shares specified under the applicable provision of North Carolina law for the amendment of the charter of a North Carolina corporation.~~

~~(f) Certain Definitions. For purposes of this Article:~~

~~(i) "Disinterested Director" means any member of the Board of Directors who: (A) was elected to the Board of Directors at the 1986 Annual Meeting of Shareholders; or (B) was recommended for election by a majority of the Disinterested Directors then on the Board, or was elected by the Board to fill a vacancy and received the affirmative vote of a majority of the Disinterested Directors then on the Board.~~

~~(ii) "Voting Shares" shall mean the outstanding shares of all classes or series of the Corporation's stock entitled to vote generally in the election of Directors.~~

(d)~~(g)~~ Elimination of Liability of Directors. To the full extent permitted by the North Carolina Business Corporation Act, a Director of the Corporation shall not be liable for monetary damages for breach of any duty as a Director of the Corporation, and the Corporation shall indemnify any Director from liability incurred as a Director of the Corporation.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 5, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Lowe's Companies, Inc. (LOW)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

The company January 29, 2008 supplement mentions the irrelevant issue of a declassified board and adds a "not factually correct" statement that is not supported.

It is not clear from the additional company text on how there could be a conflict. It appears that the binding company proposal can result in changing governing documents in 2008 and the non-binding shareholder proposal can result in changing governing documents in 2009.

The shareholders who vote in favor of both proposals in 2008 will send a clear message that they approve of the governance changes in 2008 and that they approve of further governance changes in 2009.

Clearly approval of both proposals in 2008 will not make it "impossible" for the board to act in 2008 and in 2009.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Gaither Keener <gaither.m.keener@lowes.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2008

The proposal urges Lowe's to take all steps necessary to fully adopt simple majority vote requirements in its charter and by-laws.

We are unable to concur in your view that Lowe's may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Lowe's may omit portions of the supporting statement from its proxy materials under rule 14a-8(i)(3).

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END